NEWS RELEASE
For Immediate Release                                                                                                Contact: Raymond Brandstrom
August 2, 2004                                                                                                        Chief Financial Officer
                                                                                                        (206) 298-2909

EMERITUS ANNOUNCES SALE-LEASEBACK OF 11 COMMUNITIES

SEATTLE, WA, August 2, 2004 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, announced today that the company has completed a sale-leaseback of 11 communities. The communities were sold to Health Care Property Investors, Inc. (NYSE: HCP), a Long Beach, California real estate investment trust company, and leased back to the company for a 15-year initial lease period with two 10-year renewal options. These properties will be included in an existing master lease covering 25 communities. As part of this agreement, maturities for financial instruments that Health Care Property Investors, Inc. holds on 9 existing communities will also be extended 5 years. The lease basis is set at $83.5 million with an initial rate of 9.25 percent. Annual lease escalators are based on CPI and capped at 3 percent. The transaction is accretive to earnings by approximately $250,000 per month, excluding income tax impacts, and will net the company approximately $6.0 million of cash. The company will record a charge to write-off existing loan fees in its Quarter 3, 2004 financial statements of approximately $1.9 million. The communities provide assisted and dementia related services to seniors, containing 1,150 units located in 8 states.

ABOUT THE COMPANY
Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living. Emeritus places an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 182 communities representing capacity for approximately 18,500 residents in 34 states. Emeritus’s common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances, operations, and prospects. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from our actual future experience as a result of such factors as: the effects of competition and economic conditions on the occupancy levels in our communities; our ability under current market conditions to maintain and increase our resident charges in accordance with rate enhancement programs without adversely affecting occupancy levels; increases in interest rates that would increase costs as a result of variable rate debt; our ability to control community operation expenses, including insurance and utility costs, without adversely affecting the level of occupancy and the level of resident charges; our ability to generate cash flow sufficient to service our debt and other fixed payment requirements; our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operations; and our continued management of the Emeritrust I communities since our management agreements for those communities could be terminated on short-term notice. While we believe that the arrangements with our Emeritrust I communities will continue, we cannot guarantee that they will and thus, we could lose the management fee revenue from these communities. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed in our reports filed with the Securities and Exchange Commission (SEC), including our Annual Reports on Form 10-K and Quarterly Reports Form 10-Q.